Mail Stop 4561

June 6, 2007

Albert E. Winemiller
President and Chief Executive Officer
PROS Holdings, Inc.
3100 Main Street, Suite 900
Houston, TX 77001

> **RE:** **PROS Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **File No. 333-141884**
> **Date Filed: May 15, 2007**

Dear Mr. Winemiller:

We have reviewed your filing and have the following comments.

<u>General</u>

1. Please see prior comment 2 to our letter dated May 4, 2007. We will contact you separately regarding the artwork proposed for the inside cover of your prospectus.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30</u>

<u>Application of Critical Accounting Policies and Use of Estimates</u>

<u>Stock-based Compensation, 35</u>

2. We note that you adopted SFAS 123R using the prospective method. We also note that you disclose the intrinsic value based on the difference between the estimated value of your common stock on March 31, 2007 and the exercise price of the options outstanding as of most recent balance sheet date. Please revise

your MD&A disclosure to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price when you have determined the IPO price. Note the alternative presentation under footnote 61, paragraph 180 of the "AICPA Valuation of Privately-held-Company Equity Securities Issued as Compensation."

3.      Please refer to comment 15 of our letter dated May 4, 2007.  You indicate that you obtained a valuation from an unrelated valuation specialist, as defined by the Practice Aid.  Please revise your MD&A disclosure, as previously requested, to discuss the valuation approaches used, significant factors considered, and assumptions made in determining the estimated fair value of $6 per share for the option grants in 2007.  Also, disclose each significant factor contributing to the difference between the estimated IPO price and the fair value determined for the option grants in 2007.  This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.

Business, page 51

Case Studies, page 60

4.   We note your response to prior comment 22 of our letter dated May 4, 2007. We will contact you separately regarding this issue.

Management, page 64

5.   We understand that Mr. Petersen has agreed to serve as a director of PROS Holdings immediately after the closing of the offering. As such, Mr. Petersen should either provide his consent as a director nominee pursuant to Rule 438 of Regulation C or sign the registration statement.

Executive Compensation

Compensation Discussion and Analysis, page 70

6.   Please refer to prior comment 24 of our May 4, 2007 letter. Your revised disclosure under "Basis of executive compensation" indicates that your compensation committee reviewed the compensation programs of "other similarly situated companies" when determining the components of your executive compensation program. Please identify these companies and the benchmark. See Item 402(b)(2)(xiv) of Regulation S-K. Further, please clarify the role of executive officers in determining executive compensation. See Item 402(b)(2)(x)(v) of Regulation S-K.

7. Please see prior comment 25 of our May 4, 2007 letter. We note that you have revised the disclosure to indicate the 2006 financial measures associated with your cash bonus plan. However, you have not provided disclosure as to the performance metrics that serve as the basis for the payouts under this plan or provided us with an analysis as to why disclosure of such would result in competitive harm to PROS Holdings in accordance with Instruction 4 to Item 402(b) of Regulation S-K. Finally, we find your statement that each component's target was set at a level that was "reasonably achievable" to not provide investors with a true understanding of how hard the targets are to achieve or how likely it is they will be met.

8. Please see prior comment 26 of our May 4, 2007 letter. It appears that two named executive officers (i.e., the Chief Executive Officer and Chief Financial Officer) were granted stock options in April 2007 under your 2007 plan while Mr. Woestemeyer was not. Clarify the reasons for this decision (i.e., Mr. Woestemeyer has a significant equity position given his role as a co-founder of PROS Holdings) and how the determination was made to make the awards at this particular time. In this regard, we note that no options were awarded in 2006 since the compensation committee had determined that there was sufficient retention value in the outstanding options issued under your 1997 and 1999 plans and in your common stock subject to restriction. What factors were considered in granting options in spring 2007?  Refer to Section II.B.1. of Release No. 33-8732A.  Please also see Item 402(b)(2)(iv) of Regulation S-K.   .

9. Please see prior comment 32 of our letter dated May 4, 2007. We note your revised disclosure regarding the immediate exerciseability of the stock options granted in 2007 to your Chief Executive Officer and Chief Financial Officer. We understand your belief that this practice is fairly standard across your industry. Please clarify whether this practice affords any favorable tax treatment with respect to those shares to the named executive officer.

Financial Statements

Note 1:  Organization and Summary of Significant Accounting Policies

Revenue Recognition, page F-9

10. It is not clear why you have retained paragraph five on page F-9 of your disclosure.  It appears that you have retained the original explanation over your maintenance and support revenue along with your revision.

11. Please refer to comment 37 in our letter dated May 4, 2007.  Please explain and disclose what you mean by fixed-term "subscription" arrangements in your

response.  Tell us if these are subscription arrangements for unspecified additional products accounted for under paragraphs 48-49 of SOP 97-2.  Explain and disclose how you recognize other elements bundled with these fixed-term subscription arrangements and the point in time revenue is recognized for each element.  Please reference the authoritative accounting literature supporting your accounting for the elements.  While you indicate these are subscriptions we note from your response to prior comment no. 42 that you are accounting for the arrangements under paragraph 12 of SOP 97-2.

12.     Please refer to comment 37 in our letter dated May 4, 2007.  We reiterate our request regarding the income statement presentation of the related costs of revenues associated with the revenue line items, "License and implementation" and "Maintenance and support."  Please revise your income statement to reflect these costs following Rule 5-03(b) of Regulation S-X or tell us why revision is not necessary.

13.     Please refer to comments 39 and 43 in our letter dated May 4, 2007.  You indicate that the best evidence of the fair value of PCS is the price the customer will be required to pay when the PCS arrangement is sold separately, that is, the renewal rate.  You also indicate that the renewal rate is stated in the original contract based on customer by customer arrangements.  Please tell us how you can reasonably estimate fair value if the renewal rate varies from customer to customer.  Describe assumptions used and provide quantitative support for evaluating any range of renewal price variation used to determine VSOE of fair value.

14.     Please refer to comment 40 in our letter dated May 4, 2007.  You indicate that "the output measure cannot be reliably established and therefore based the measure of the Company's progress towards completion on input measure."  Please explain to us how you made the determination that the output measure can not be reliably established.

Note 6:  Stockholders' Equity

Stock Options, F-18

15.     Please refer to comment 46 in our letter dated May 4, 2007.  We note that you provide a summary of options granted in 2007.  Please provide the name of option holders, number of shares granted to each option holders and the reason for the grant.

16.     Please refer to comment 49 in our letter dated May 4, 2007.  Revise the note to disclose whether the valuation to determine the fair value of your options was contemporaneously or retrospectively done.

Recent Sales of Unregistered Securities, page II-3

17.     We note that you added disclosure regarding reliance upon Section 4(2) for certain unregistered issuances. Please clarify whether the recipients of these securities were accredited or sophisticated with access to information.

        You may contact Kari Jin at (202) 551-3481 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters.  Questions on other disclosure issues may be directed to me at (202) 551-3730.

                                        Sincerely,


                                        Barbara C. Jacobs
                                        Assistant Director


cc.     John J. Gilluly III
        by facsimile at (512) 721-2290